

Maximillian Kovtun

Valerii and the Droneshare team is dedicated. They have an awesome idea and I am confident in their development progress. The concept of being able to access and view drones through an app, without having to own one yourself is ingenious. I think that this app has the potential to carve out a new and interesting niche in the overall drone market. I know that Val has a strong work ethic and the know how to see this project through. Droneshare is a novel idea that has enormous potential and I can't wait to see where he takes it. This company will lift off both figuratively and literally!

Invested $20,000 this round

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